

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 9, 2010

<u>Via U.S. Mail</u>

Ms. Elizabeth D. Brumley, Chief Financial Officer
Bristow Group Inc.
2000 W. Sam Houston Parkway S., Suite 1700
Houston, Texas 77042

  Re: **Bristow Group Inc.**
    Form 10-K for the fiscal year ended March 31, 2009
    Filed May 21, 2009
    File No. 001-31617

Dear Ms. Brumley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Linda Cvrkel
        Branch Chief